Exhibit 17.2

RESIGNATION

I, Chaslav Radovich, hereby tender and submit my resignation as a director of Cobalis Corp., a Nevada corporation (“Company”), such resignation to be effective on the 14th day of February 2007. My resignation was not the result of any disagreement with the policies or practices of the Company. I will continue to hold my positions as President and Secretary of the Company. In the event that Radul Radovich, currently a board member and chairman of the board of directors, leaves or is removed from those positions for any reason, I accept those positions upon the departure of Radul Radovich.

/s/ Chaslav Radovich
Chaslav Radovich